VIA EDGAR AND COURIER
June 3, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	L-3 Communications Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 26, 2009

Form 10-Q for the quarterly period ended March 27, 2009
Filed May 5, 2009
File No. 001-14141
Dear Mr. Spirgel:
Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 19, 2009, concerning L-3 Communications Holdings, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008 (the “Annual Report”) and Form 10-Q for the quarterly period ended March 27, 2009 (the “Quarterly Report”). This letter is in response to the Staff’s comment letter. For ease of reference, we set forth your comments below in bold and our responses thereto.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Goodwill and Identifiable Intangible Assets, page 40
1.	We note that goodwill accounted for 57% of total assets as of December 31, 2008. As a result of your impairment test of your reporting units as of November 30, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:
•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

Mr. Larry Spirgel
Securities and Exchange Commission
June 3, 2009

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:
•	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.
•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
In response to the Staff’s comment, L-3 advises the Staff that it has considered providing a breakdown of goodwill by its 18 reporting units, but believes that providing the goodwill balance by reportable segment provides sufficient information that will enhance insight into management’s assessment while attempting to avoid overwhelming the users of our financial statements. L-3 will revise in its future periodic reports the discussion to provide more quantitative and qualitative disclosure regarding L-3’s goodwill impairment testing assumptions and methodology.
In response to the Staff’s comment, L-3 intends to include expanded disclosure in its future Annual Reports on Form 10-K substantially similar to the following (changes shown in bold):
Goodwill and Identifiable Intangible Assets. We review goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also review goodwill annually in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Pursuant to our adoption of SFAS 142 on January 1, 2002, we selected a goodwill impairment measurement date of January 1 of each year; and we have determined that goodwill was not impaired as of January 1, 2008. In the fourth quarter of 2008, we changed our impairment measurement date to November 30 of each year, and performed an additional review for impairment as of November 30, 2008. See Note 2 to our audited consolidated financial statements for a discussion of the change in the goodwill impairment date.
SFAS 142 requires that goodwill be tested, at a minimum, annually for each reporting unit using a two-step process. A reporting unit is an operating segment, as defined in paragraph 10 of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, or a component of an operating segment. A component of an operating segment is a reporting unit if the

Mr. Larry Spirgel
Securities and Exchange Commission
June 3, 2009

component constitutes a business for which discrete financial information is available and is reviewed by operating segment management. Two or more components of an operating segment may be aggregated and deemed a single reporting unit for goodwill impairment testing purposes if the components have similar economic characteristics.
L-3 had 18 reporting units at December 31, 2008 and 2007. The composition of our reporting units and associated goodwill were substantially the same in 2008 as compared to 2007 except for changes in goodwill caused primarily by business acquisitions and a divestiture made during 2008, the completion of Internal Revenue Service audits related to business acquisitions previously completed and foreign currency translation adjustments, in each case as disclosed in Note 7 to our audited consolidated financial statements.
The table below presents the number of reporting units in each of our reportable segments and the associated goodwill at December 31, 2008.

	Number of	Aggregate
Reportable Segment	Reporting Units	Goodwill
		(in millions)
C3ISR	3	$896
Government Services	1	2,296
AM&M	1	1,104
Specialized Products	13	3,733

Total	18	$8,029

The first step to identify any potential impairment in goodwill is to compare the carrying value of the reporting unit to its estimated fair value. If a potential impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of goodwill of the reporting unit. Our methodology for estimating the fair value of a reporting unit uses a discounted cash flow (DCF) valuation approach, and is dependent on estimates for future sales, operating income, depreciation and amortization, income tax payments, working capital changes, and capital expenditures, as well as, expected growth rates for cash flows and long-term interest rates, all of which are affected by economic conditions related to the industries in which we operate (predominantly the U.S. defense industry), as well as, conditions in the U.S. capital markets.
The more significant assumptions used in our DCF valuations to estimate the fair values of our reporting units in connection with goodwill valuation assessments at November 30, 2008, were: (1) detailed five-year cash flow projections for each of our reporting units based primarily on our estimates of future sales and operating income, (2) the expected long-term growth rates for each of our reporting units, which approximate the expected long-term growth rate for the U.S. economy and the industries in which the reporting units operate, and (3) a risk adjusted discount rate including the estimated risk-free rate of return. There were no changes to the underlying methods used compared to the prior year DCF valuation.
The risk adjusted discount rate represents the estimated weighted-average cost of capital (WACC) for each reporting unit at the date of the annual impairment test. Each reporting unit WACC was comprised of: (1) an estimated required rate of return on equity, based on publicly traded companies with business characteristics comparable to each of L-3’s reporting units, including a risk free rate of return (i.e., prevailing market yield of 3.5% on the 30 year U.S. Treasury Bond as of November 30, 2008) and an equity risk premium of 5.0%, and (2) the current after-tax market rate of return on L-3’s debt (which was 4.3% as of November 30, 2008), each weighted by the relative market value percentages of L-3’s equity and debt. The WACC assumption for each reporting unit was

Mr. Larry Spirgel
Securities and Exchange Commission
June 3, 2009

updated to reflect certain market inputs outside of our control as of our annual impairment test date, including: (1) the estimated required rate of return on equity using historical returns on common stock securities of publicly traded companies with business characteristics comparable to each of L-3’s reporting units and the Standard & Poor’s 500 Index over a two year period, (2) the risk free rate of return based on the prevailing market yield on the 30 year U.S. Treasury Bond on the impairment test date, and (3) the market rate of return on L-3’s debt based on the prevailing yields on L-3’s publicly traded debt securities on the impairment test date. The 2008 equity risk premium of 5.0% used to determine our WACC remained unchanged from 2007.
In connection with our November 30, 2008 goodwill valuation assessments, the average expected cash flow growth rates over the next five years for our reportable segments ranged from an approximate 3% decline to approximately 8% growth. For years 6 to 10, expected cash flow growth rates ranged from approximately 1% to approximately 3%. After year 10, our DCF valuation applied expected long-term cash flow growth rates ranging from approximately 1% to approximately 2%. Our estimated cash flow growth rates after the next five years represent nominal annual growth estimates which implicitly include increases attributable to annual inflation. The expected cash flow growth rates consistently consider a number of factors, including but not limited to: (1) the DoD budget and spending priorities, (2) expansion into new markets, (3) changing conditions affecting the markets for our defense systems, products and services, (4) possible termination of certain government contracts, (5) expected success in new business competitions and re-competitions on existing business, and (6) anticipated operating margins. We closely monitor changes in the matters discussed above and their impact on the expected cash flow growth rates of our reporting units.
L-3’s historical five-year compounded annual growth rates (CAGR) for cash flow for 2003 to 2008 for our reportable segments ranged from approximately 4% to approximately 50%. These historical growth rates substantially exceed the expected growth rates used in our DCF valuation primarily because: (1) the expected growth rates assume slower growth in DoD budgets, compared to the past five years, and (2) the historical five-year CAGR includes the impact of business acquisitions made in the earlier years, and our DCF valuation does not include any growth from business acquisitions that L-3 could potentially make in the future. Moreover, L-3’s historical annual consolidated sales growth (which approximates our historical cash flow growth rate) for the five years ended December 31, 2008, was 25%, with average annual organic sales growth of approximately 10% and average sales growth from business acquisitions of approximately 15%.
In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied hypothetical decreases to the fair values of each reporting unit. We determined that a decrease in fair value of at least 18% would be required before any reporting unit, with the exception of one, had a carrying value in excess of its fair value. For this one reporting unit which has $193 million of goodwill, a decrease in fair value of approximately 2% would be required before the carrying value exceeded its fair value. Our DCF valuation for this reporting unit assumed an approximate 1% cash flow growth rate for the next five years, approximately 3% for years 6 to 10 and approximately 3% after 10 years. We believe our expected cash flow growth rate assumptions are reasonable based on recent U.S. Government interest in the technology this reporting unit develops. Furthermore, while not considered in the above growth rates, we are taking actions to improve this reporting unit’s profitability, including reducing administrative and other overhead costs, securing new business opportunities with the DoD and non-DoD customers, and creating synergies with other L-3 businesses. The carrying value for this reporting unit would be in excess of its fair value if each

Mr. Larry Spirgel
Securities and Exchange Commission
June 3, 2009

of its assumed expected cash flow growth rates were to decline by approximately 60 basis points.
As noted above, our expected future growth rates are based on our best estimate of future sales and operating income. The substantial majority of our reporting units are primarily dependent upon the U.S. DoD budget and spending, which to date have not been meaningfully impacted by the current recessionary economic environment. Historically, more than 70% of L-3’s annual sales have been generated from DoD customers. Consistent with our discussion of industry considerations on page 33, we expect the DoD budget to continue to grow, and we believe that L-3 is well positioned to benefit from this growth. However, there can be no assurance that our current estimates and assumptions will result in projected cash flow outcomes we expect. A decline in the estimated fair value of a reporting unit could result in goodwill impairment, and a related non-cash impairment charge against earnings, if estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A large decline in estimated fair value of a reporting unit could result in an adverse effect on our financial condition and results of operations.
Form 10-Q for the quarterly period ended March 31, 2009
3. New Accounting Standards Implemented, page 6
2.	We note that you have adopted FSP APB 14-1 and FSP ETIF 03-6-1. Tell us why you have not presented the effects of the adoption on the Consolidated Statement of Operations for the quarter ended March 31, 2008.
In response to the Staff’s comment, L-3 will include in its future periodic reports a reference in the discussion of FSP APB 14-1 and FSP EITF 03-6-1 in Note 3, New Accounting Standards Implemented, referring readers to the existing tables on subsequent pages that present the impact of these standards on L-3’s Consolidated Statement of Operations for the prior year quarterly and year to date periods presented, as well as the Consolidated Balance Sheet at December 31, 2008 and Consolidated Equity Account Balances at December 31, 2007.
L-3 respectfully refers the Staff to pages 8 and 9 of L-3’s Quarterly Report, for the tables that present L-3’s “As Previously Reported” and “As Currently Reported”: (1) Condensed Consolidated Balance Sheet, at December 31, 2008, (2) Consolidated Equity Account Balances, at December 31, 2007, and (3) Condensed Consolidated Statement of Operations, for the quarter ended March 28, 2008, in each case to reflect the adjustments made to adopt SFAS 160, FSP APB 14-1 and FSP EITF 03-6-1.
16. Commitments and Contingencies
3.	Tell us about your consideration to record any provision under SFAS 5 in connection with any potential liability related to the Korean Lot II Program and the SafeView Arbitration.
In response to the Staff’s comment, L-3 advises the Staff that as described in Note 16, Commitments and Contingencies, on page 20 of its Annual Report, in accordance with SFAS 5, L-3 records a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. L-3 further advises the Staff that for purposes of SFAS 5, it reviews loss contingencies on a quarterly basis and considers a number of factors when assessing whether such losses are probable and can be reasonably estimated in amount, including:
•	The nature of the litigation,

Mr. Larry Spirgel
Securities and Exchange Commission
June 3, 2009

•	The progress of the matter,

•	The impact of negotiations, settlements and rulings,

•	The advice of internal and external legal counsel,

•	The experience of L-3 and others with respect to similar facts and circumstances, and

•	The probability of an out-of-court settlement.
With respect to the Korea Lot II Program litigation matter, at March 27, 2009, L-3 believed that it did not infringe on Lockheed Martin’s (Lockheed) intellectual property rights nor did L-3 breach its license agreement with Lockheed. Based on the advice of internal and external legal counsel, L-3 believed that it had meritorious legal arguments to Lockheed’s claims, and that the likelihood of an unfavorable outcome for this matter was not probable. Based on prior discussions with Lockheed, L-3 also believed that an out-of-court settlement was not probable. Furthermore, L-3 could not reasonably estimate the possible loss or range of loss because: (1) Lockheed was pursuing multiple and alternative theories of damages and (2) Lockheed was seeking unspecified punitive damages and attorney’s fees. Therefore, in accordance with SFAS 5, L-3 disclosed in its Quarterly Report the nature of the litigation, the various amounts claimed by Lockheed and the other potential remedies being pursued by Lockheed in the matter, but did not record a loss provision.
L-3 supplementally advises the Staff that a jury rendered a verdict in favor of Lockheed on May 21, 2009, and a judgment against L-3 will be determined and entered at a later date. L-3 currently intends to file an appeal following entry of the judgment. Based on the advice of external legal counsel as of the date of this letter and in the absence of any further developments, L-3 has a number of strong arguments available on appeal, including arguments based solely on matters of law. L-3 is currently reviewing its treatment of this loss contingency in light of these developments and will continue to monitor further developments through the close of the current fiscal quarter. L-3 will determine whether to record a provision in accordance with SFAS 5 for this matter based on the facts and circumstances as they will exist at the end of the current fiscal quarter, June 26, 2009.
With respect to the SafeView Arbitration matter, at March 27, 2009, L-3 believed that no amounts were payable under the earnout provisions of the acquisition agreement because SafeView did not achieve the financial performance required for the payment of any earnout amounts. Based on the advice of internal and external legal counsel, L-3 believed it had a strong case that the earnout requirements were not satisfied, and that the likelihood of an unfavorable outcome for this matter was not probable. Based on prior discussions with the claimants’ representative (Paladin Homeland Security Fund), L-3 also believed that an out-of-court settlement was not probable. Furthermore, L-3 could not reasonably estimate the possible loss or range of loss, because the claimants were seeking unspecified punitive damages and attorney’s fees. Therefore, in accordance with SFAS 5, L-3 disclosed in its Quarterly Report the nature of the litigation, the total earnout amount claimed and the other potential remedies being pursued against L-3 in this matter, but no accrual was recorded.
L-3 supplementally advises the Staff that on May 28, 2009, an American Arbitration Association panel ruled in favor of L-3 and denied any earnout award to the claimants. The ruling is binding and not subject to appeal. L-3 will disclose this development in its next quarterly report on Form 10-Q for the quarterly period ending June 26, 2009.

Mr. Larry Spirgel
Securities and Exchange Commission
June 3, 2009

* * * * *
As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Ralph G. D’Ambrosio

Ralph G. D’Ambrosio
Chief Financial Officer